SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission file number 1-15967 (The Dun & Bradstreet Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of The Dun & Bradstreet Corporation

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, NJ 07078

Profit Participation Plan of The Dun & Bradstreet Corporation

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)*	12
EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Benefits Committee of
The Dun & Bradstreet Corporation

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 10, 2005

Profit Participation Plan of The Dun & Bradstreet Corporation

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

(dollars in thousands)	2004	2003
Assets
Investments (see Note 3)	$789,704	$732,966
Employer contributions receivable	1,952	1,767

Net assets available for plan benefits	$791,656	$734,733

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2004

(dollars in thousands)
Additions
Additions to net assets attributed to

Investment income
Net appreciation in fair value of investments (see Note 3)	$78,987
Interest income	10,047
Dividend income	2,912

Total investment income	91,946

Contributions
Participant	23,676
Employer	8,777
Transfer from Hoovers 401(k) Plan (see Note 1)	2,479

Total contributions	34,932

Total additions	126,878

Deductions
Benefits paid to participants	69,898
Administrative expenses	57

Total deductions	69,955

Net increase	56,923

Net assets available for plan benefits
Beginning of year	734,733

End of year	$791,656

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of the Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”).

In 2003 the Company acquired Hoovers. On January 1, 2004 the Hoovers 401(k) Plan was terminated and assets totaling $2,478,985 were transferred into the Plan from the Hoovers 401(k) Plan. Hoovers participants became 100% vested in their Hoovers 401(k) Plan balances upon transfer to the Plan, and are covered under all of the Plan’s provisions. Hoovers 401(k) Plan assets were invested in comparable investment fund options in the Plan and, prior to the transfer of assets, the Hoovers participants were permitted to change those investment fund options.

The following summary of major Plan provisions in effect for the plan year is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Eligibility

Full time team members of the Company are immediately eligible to participate in the Plan on their date of hire. Part time team members who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan. Full time team members hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, are automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings and contributions are invested equally among the Plan’s default investment options (the Special Fixed Income Fund and the Barclays Global Investors Balanced Index Fund). Employee contributions are 100% vested immediately.

Contributions

Each eligible participant may contribute up to 16% of covered compensation to the Plan on a pre and/or post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). In addition participants age 50 and over have the ability to contribute up to an additional $3,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company makes minimum matching contributions equal to 50% of the first 6% of covered compensation contributed by the participant. In addition, the Company makes an additional match calculated based on revenue growth (“Revenue Match). The Revenue Match is determined according to a matrix that is based on the external annual guidance provided for the performance measure. The Revenue Match is made in the form of Company Common Stock.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. The Revenue Match and earlier additional matching contributions made by the Company in the form of Company Common Stock may not be transferred from the Dun & Bradstreet Common Stock Fund

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

until the participant is terminated or reaches the age of 50. In addition, participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on plan investments for a given fund are allocated in proportion to the participant’s account balance in that fund on a daily basis.

The Plan currently offers the following thirteen funds:

(a)	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. For fixed rate contracts, the interest rate of each contract depends on market conditions at the time the contract is negotiated and the length of the contract. For floating rate contracts, the interest rate is based on the yield of a market index chosen at the time the contract is negotiated and is reset quarterly based on changes in the index’s yield.

(b)	The PIMCO Total Return Fund — Administrative Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

(c)	The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 index fund and approximately 40% in a U.S. fixed income index fund. The Fund holds units of Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Market Fund K.

(d)	The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

(e)	The Moody’s Corporation Common Stock Fund is invested primarily in the common stock of Moody’s Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. No new contributions or transfers in are allowed.

(f)	The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

(g)	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

(h)	The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

(i)	The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

(j)	The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued. Effective July 1, 2004 this fund was closed to new investors. Participants with balances in the fund prior to July 1st can continue to contribute and transfer into and out of the fund.

(k)	The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. The fund also holds units in Barclays Global Investors Extended Equity Market Fund K.

(l)	The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. The fund also holds units in Barclays Global Investors EAFE Equity Index Fund T.

(m)	The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. - based companies. The Fund holds units in Barclays Global Investors Equity Index Fund T.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of employment due to death, retirement or disability, a participant or his or her beneficiary is entitled to receive the vested amount allocated to the participant’s account as a lump sum distribution or in annual installments over a period of not longer than 20 years. For all other terminations and for participant accounts with five-thousand dollars or less, distributions are paid as a lump sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two general-purpose loans and one principal residence loan. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2004 and 2003, interest on participant loans ranged between 5% and 11.5%.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he/she becomes totally and permanently disabled or dies.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2004 were $374,814. As of December 31, 2004, forfeited participant accounts totaled $28,116 and will be used to reduce future Company contributions.

Administration of the Plan

Effective September 29, 2003 the Board of Directors of the Company replaced the Management Employee Benefits Committee with a three-committee structure, consisting of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee. Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and to disclose contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Benefits are recorded when paid.

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

Investment Valuation

Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Investments in common stock are valued based on their closing quoted market price on the last business day of the plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. Investments in benefit responsive contracts with insurance companies are valued at contract value.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.	Investments

Investments held by the Plan at December 31, 2004 and 2003 are summarized as follows (in thousands):

	2004	2003
At fair value
Common Stocks	$164,474	$131,594
Common/Collective Trusts	272,348	258,667
Mutual Funds	105,179	83,864
Money Market Funds	9,534	13,857
Participant Loans	6,009	6,473
At contract value
Investment Contracts	232,160	238,511

Total Investments Held by the Plan	$789,704	$732,966

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

Investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are identified as follows (in thousands):

	2004	2003
Common Stocks
The Dun & Bradstreet Corporation Common Stock	$72,042	$59,265
Moody’s Corporation Common Stock	92,432	72,329
Common/Collective Trust
Barclays Global Investors S&P 500 Index	195,911	190,291
Investment Contracts
Metropolitan Life Inc Co.	58,048	75,305
Pacific Life Insurance Co.	55,222	52,738
Principal Life Insurance	43,470	30,606
Travelers Insurance Company	38,001	36,638
Investments individually less than 5%	234,578	215,794

Total investments	$789,704	$732,966

This footnote represents only the depreciation/appreciation in the funds. Other factors, such as contributions, withdrawals, interest income and dividend income also contributed to the change in net assets. During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value as follows (in thousands):

Net Appreciation in Investments

Common Stocks
The Dun & Bradstreet Corporation Common Stock	$10,751
Moody’s Corporation Common Stock	29,740
Common/Collective Trusts
Barclays Global Investors Mid and Small Capitalization Index Fund	5,816
Barclays Global Investors S&P 500 Index Fund	19,584
Barclays Global Investors International Equity Index Fund	2,365
Barclays Global Investors Balanced Index Fund	1,829
Mutual Funds
Fidelity Equity Income Fund	699
Fidelity Blue Chip Growth Fund	833
Fidelity Low-Price Stock Fund	3,279
Fidelity Aggressive Growth Fund	1,851
Fidelity Diversified International Fund	2,308
PIMCO Total Return Fund - Administrative Class	(68)

Total net appreciation	$78,987

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

4.	Company-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Company-directed Revenue Match and earlier additional matches by the Company is as follows (in thousands):

	December 31,
	2004	2003
Net assets
The Dun & Bradstreet Corporation Common Stock	$17,642	$14,634

Year Ended
December 31,
2004
Changes in net assets
Contributions	$1,767
Net appreciation in fair value of investments	2,578
Administrative expenses	(6)
Benefits paid to participants	(970)
Forfeitures	(138)
Transfers to participant-directed investments	(223)

$3,008

5.	Contracts with Insurance Companies

The Plan has entered into benefit-responsive investment contracts with various insurance companies. The average life of the contracts is 3 to 5 years. Participants in the Plan can invest in these contracts by allocating a percentage of their contributions into the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investment contracts and charged for participant withdrawals. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 2.20% to 5.48% for 2004 and 1.93% to 7.14% for 2003. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter. The fair value of the contracts as of December 31, 2004 and 2003 were $231,949,693 and $243,464,447, respectively. The fair value of insurance contracts is a required financial statements disclosure for information purposes only.

Profit Participation Plan of The Dun & Bradstreet Corporation

Notes to Financial Statements
December 31, 2004 and 2003

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the letter does not address plan amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements.

7.	Related-Party Transactions

Certain plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $57,428 for the year ended December 31, 2004.

Profit Participation Plan of The Dun & Bradstreet Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

	Price Per	Number of	Fair Market
Description of Investments	Share/Unit	Shares/Units	Value
Common Stocks
The Dun & Bradstreet Corporation Common Stock	59.65	1,207,745	$72,041,989
Moody’s Corporation Common Stock	86.85	1,064,272	92,432,023

			164,474,012

Common/Collective Trusts
Barclays Global Investors Mid and Small Capitalization Index Fund	31.74	1,207,989	38,341,568
Barclays Global Investors S&P 500 Index Fund	36.19	5,413,390	195,910,588
Barclays Global Investors International Equity Index Fund	11.00	1,304,074	14,344,816
Barclays Global Investors Balanced Index Fund	11.89	1,997,134	23,750,913

			272,347,885

Mutual Funds
Fidelity Equity Income Fund*	52.78	241,268	12,734,104
Fidelity Blue Chip Growth Fund*	41.71	394,684	16,462,267
Fidelity Low-Priced Stock Fund*	40.25	667,002	26,846,843
Fidelity Aggressive Growth Fund*	16.60	1,092,307	18,132,296
Fidelity Diversified International Fund*	28.64	575,486	16,481,931
PIMCO Total Return Fund - Administrative Class	10.67	1,361,005	14,521,921

			105,179,362

Investment Contracts at Contract Value
Metropolitan Life Insurance Co #28352 4/01/05 4.64%	1.00	22,599,181	22,599,181
Metropolitan Life Insurance Co #28891 10/01/08 3.56%	1.00	18,805,883	18,805,883
Metropolitan Life Insurance Co #29126 10/01/09 3.61%	1.00	16,643,299	16,643,299
New York Life Insurance #GA31397 3/31/06 2.75%	1.00	5,538,196	5,538,196
New York Life Insurance #GA31459 10/01/07 2.93%	1.00	7,051,755	7,051,755
New York Life Insurance #GA31862 4/01/08 2.28%	1.00	6,034,405	6,034,405
New York Life Insurance #GA31817 10/01/08 3.51%	1.00	18,794,517	18,794,517
Pacific Life Insurance Co #G-26694-01 4/03/06 5.48%	1.00	30,687,659	30,687,659
Pacific Life Insurance Co #G-26694-02 4/01/08 3.76%	1.00	24,534,124	24,534,124
Principal Life Insurance #4-04402-09 4/01/08 3.72%	1.00	19,190,495	19,190,495
Principal Life Insurance #4-04402-10 4/02/07 2.20%	1.00	3,025,333	3,025,333
Principal Life Insurance #4-04402-11 4/01/09 3.29%	1.00	4,610,689	4,610,689
Principal Life Insurance #4-04402-12 4/01/09 3.63%	1.00	16,643,944	16,643,944
Travelers Insurance Co #GR 18419 4/02/07 3.72%	1.00	38,000,669	38,000,669

			232,160,149

Money Market Mutual Fund
Fidelity Investments Short Term Investment Fund*			9,533,760

Participant Loans

Loans to Participants			6,008,674

Total investments			$789,703,842

*	Party in interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Benefits Committee of the Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)

BY:   /s/ Anastasios G. Konidaris

Anastasios G. Konidaris
Leader of Finance Operations

Date: June 27, 2005